Filed Pursuant to Rule 433

Registration No. 333-213439

Final Term Sheet

March 13, 2017

VERIZON COMMUNICATIONS INC.

$1,400,000,000 Floating Rate Notes due 2022

$1,850,000,000 3.125% Notes due 2022

$3,250,000,000 4.125% Notes due 2027

$3,000,000,000 5.250% Notes due 2037

$1,500,000,000 5.500% Notes due 2047

Issuer:	Verizon Communications Inc. (“Verizon”)

Title of Securities:	Floating Rate Notes due 2022 (the “Floating Rate Notes”)
3.125% Notes due 2022 (the “Notes due 2022”)
4.125% Notes due 2027 (the “Notes due 2027”)
5.250% Notes due 2037 (the “Notes due 2037”)
5.500% Notes due 2047 (the “Notes due 2047”)

Trade Date:	March 13, 2017

Settlement Date (T+3):	March 16, 2017

Maturity Date:	Floating Rate Notes:	March 16, 2022
	Notes due 2022:	March 16, 2022
	Notes due 2027:	March 16, 2027
	Notes due 2037:	March 16, 2037
	Notes due 2047:	March 16, 2047

Interest Payment Dates:	Floating Rate Notes:	Quarterly on each March 16, June 16, September 16 and December 16, commencing on June 16, 2017

	Notes due 2022:	Semiannually on each March 16 and September 16, commencing September 16, 2017

	Notes due 2027:	Semiannually on each March 16 and September 16, commencing September 16, 2017

	Notes due 2037:	Semiannually on each March 16 and September 16, commencing September 16, 2017

	Notes due 2047:	Semiannually on each March 16 and September 16, commencing September 16, 2017

Aggregate Principal Amount Offered:	Floating Rate Notes:	$1,400,000,000
	Notes due 2022:	$1,850,000,000
	Notes due 2027:	$3,250,000,000

	Notes due 2037:	$3,000,000,000
	Notes due 2047:	$1,500,000,000

Public Offering Price:	Floating Rate Notes:	100.000% plus accrued interest, if any, from March 16, 2017

	Notes due 2022:	99.487% plus accrued interest, if any, from March 16, 2017

	Notes due 2027:	99.256% plus accrued interest, if any, from March 16, 2017

	Notes due 2037:	99.230% plus accrued interest, if any, from March 16, 2017

	Notes due 2047:	99.810% plus accrued interest, if any, from March 16, 2017

Underwriting Discount:	Floating Rate Notes:	0.30%
	Notes due 2022:	0.30%
	Notes due 2027:	0.40%
	Notes due 2037:	0.60%
	Notes due 2047:	0.75%

Proceeds to Verizon (before expenses):	Floating Rate Notes:	99.700%
	Notes due 2022:	99.187%
	Notes due 2027:	98.856%
	Notes due 2037:	98.630%
	Notes due 2047:	99.060%

Interest Rate:	Floating Rate Notes:	Three-month LIBOR plus 1.000%, to be reset quarterly as described below
	Notes due 2022:	3.125% per annum
	Notes due 2027:	4.125% per annum
	Notes due 2037:	5.250% per annum
	Notes due 2047:	5.500% per annum

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess of $2,000

Optional Redemption:	Floating Rate Notes: Not redeemable prior to maturity

	Notes due 2022: Make-whole call at the greater of 100% of the principal amount of the Notes due 2022 being redeemed or the discounted present value at Treasury Rate plus 20 basis points, plus accrued and unpaid interest

	Notes due 2027: Make-whole call at the greater of 100% of the principal amount of the Notes due 2027 being redeemed or the discounted present value at Treasury Rate plus 25 basis points, plus accrued and unpaid interest

Notes due 2037: Make-whole call at the greater of 100% of the principal amount of the Notes due 2037 being redeemed or the discounted present value at Treasury Rate plus 35 basis points, plus accrued and unpaid interest

Notes due 2047: Make-whole call at the greater of 100% of the principal amount of the Notes due 2047 being redeemed or the discounted present value at Treasury Rate plus 35 basis points, plus accrued and unpaid interest

Allocation:

	Principal Amount of Floating Rate Notes	Principal Amount of Notes due 2022	Principal Amount of Notes due 2027	Principal Amount of Notes due 2037	Principal Amount of Notes due 2047
Barclays Capital Inc.	$210,000,000	$277,500,000	$487,500,000	$450,000,000	$225,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	210,000,000	277,500,000	487,500,000	450,000,000	225,000,000
Morgan Stanley & Co. LLC	210,000,000	277,500,000	487,500,000	450,000,000	225,000,000
RBC Capital Markets, LLC	210,000,000	277,500,000	487,500,000	450,000,000	225,000,000
Deutsche Bank Securities Inc.	92,400,000	122,100,000	214,500,000	198,000,000	99,000,000
Loop Capital Markets LLC	92,400,000	122,100,000	214,500,000	198,000,000	99,000,000
Mizuho Securities USA Inc.	92,400,000	122,100,000	214,500,000	198,000,000	99,000,000
MUFG Securities Americas Inc.	92,400,000	122,100,000	214,500,000	198,000,000	99,000,000
UBS Securities LLC	92,400,000	122,100,000	214,500,000	198,000,000	99,000,000
ICBC Standard Bank plc	17,500,000	23,125,000	40,625,000	37,500,000	18,750,000
Lloyds Securities Inc.	17,500,000	23,125,000	40,625,000	37,500,000	18,750,000
SMBC Nikko Securities America, Inc.	17,500,000	23,125,000	40,625,000	37,500,000	18,750,000
TD Securities (USA) LLC	17,500,000	23,125,000	40,625,000	37,500,000	18,750,000
Drexel Hamilton, LLC	7,000,000	9,250,000	16,250,000	15,000,000	7,500,000
Samuel A. Ramirez & Company, Inc.	7,000,000	9,250,000	16,250,000	15,000,000	7,500,000
Siebert Cisneros Shank & Co., L.L.C.	7,000,000	9,250,000	16,250,000	15,000,000	7,500,000
The Williams Capital Group, L.P.	7,000,000	9,250,000	16,250,000	15,000,000	7,500,000
Total	$1,400,000,000	$1,850,000,000	$3,250,000,000	$3,000,000,000	$1,500,000,000

Representatives:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated March 13, 2017; Prospectus dated September 1, 2016

Floating Rate Notes:

The following is a description of the terms and conditions of the Floating Rate Notes:

We are offering $1,400,000,000 of our floating rate notes which will mature on March 16, 2022.

We will pay interest on the floating rate notes at a rate per annum equal to LIBOR plus 1.000%, which rate will be reset quarterly as described below. We will pay interest on the floating rate notes quarterly in arrears on each March 16, June 16, September 16 and December 16, beginning June 16, 2017, each an “interest payment date.” The interest rate on the floating rate notes will in no event be lower than zero.

If any interest payment date falls on a day that is not a business day, as defined below, we will make the interest payment on the next succeeding business day unless that business day is in the next succeeding calendar month, in which case (other than in the case of the interest payment date on the maturity date) we will make the interest payment on the immediately preceding business day. If an interest payment is made on the next succeeding business day, no interest will accrue as a result of the delay in payment. Interest on the floating rate notes will be computed on the basis of a 360-day year and the actual number of days elapsed.

Interest on the floating rate notes will accrue from, and including, March 16, 2017, to, but excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the floating rate notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from March 16, 2017, or from the last interest payment date to which interest has been paid or duly provided for, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If the maturity date of the floating rate notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment on the next succeeding business day. Interest on the floating rate notes on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the floating rate notes are registered at the close of business on March 1, June 1, September 1 and December 1, as applicable, whether or not a business day, immediately preceding the interest payment date. However, interest that we pay on the maturity date will be payable to the person to whom the principal will be payable.

When we use the term “business day” with respect to the floating rate notes, we mean any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in the City of New York; provided that such day is also a London business day. “London business day” means any day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

The interest rate on the floating rate notes will be calculated by the calculation agent, which will be an independent investment banking or commercial banking institution of international standing appointed by us, and will be equal to LIBOR plus 1.000%, except that the interest rate in effect for the period from and including March 16, 2017 to but excluding June 16, 2017, the initial interest reset date, as defined below, will be established by us as the rate for deposits in U.S. dollars having a maturity of three months commencing March 16, 2017 that appears on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on March 14, 2017, plus 1.000% (such rate, the “initial interest rate”). The calculation agent will reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date.” The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date, except that the interest rate in effect for the period from and including March 16, 2017 to but excluding the initial interest reset date will be the initial interest rate. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1)	With respect to any interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in clause (2) below.

(2)	With respect to an interest determination date on which no rate appears on the Designated LIBOR Page, as specified in clause (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described in this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“The Designated LIBOR Page” means the Reuters screen “LIBOR01” page, or any successor page on Reuters selected by us with the consent of the calculation agent, or if we determine that no such successor page shall exist on Reuters, an equivalent page on any successor service selected by us with the consent of the calculation agent.

We may issue additional floating rate notes in the future.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or RBC Capital Markets, LLC toll-free at 1-866-375-6829 or contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

Internet Site: www.verizon.com/about/investors

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